Exhibit 100.0

NICE inContact Announces Alliance with General Dynamics
Information Technology

 Collaboration enables companies to implement next-generation cloud solutions for federal agency customers

Salt Lake City, September 18, 2018 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced General Dynamics Information Technology (GDIT) has selected NICE inContact’s CXone cloud customer experience platform to replace on-premises technology for over 900 agents supporting large federal agency clients. CXone is the industry’s first and only Federal Risk and Authorization Management Program (FedRAMP) authorized cloud contact center SaaS solution.

CXone meets diverse customer needs while increasing cost efficiencies. Through this agreement, CXone will provide a flexible and unified solution that offers ease of integration and smooth migration, as well as FedRAMP Authorization to Operate (ATO).

Through many different tools and an extensive partner ecosystem, CXone will provide a complete and unified solution. CXone offers a cost efficient usage-based operating expense (OpEx) model, ease of integration with other systems such as CRM, and smooth migration from on-premises legacy technology.

“We are delighted to be selected by GDIT for this 900 seat deployment,” said Paul Jarman, CEO of NICE inContact. “NICE inContact is focused on delivering a flexible, unified and easy to integrate solution in CXone that provides both breadth and depth to meet a diverse set of contact center needs. We continuously innovate to help government organizations achieve their goals by powering exceptional citizen and agent experiences.”

Prior to GDIT’s selection of CXone for this 900 seat deployment, GDIT worked with NICE inContact on its rapid and effective 72-hour deployment of CXone for 2500 agents. CXone was chosen for speed of implementation and the ability to leverage existing phones and infrastructure.

GDIT provides information technology systems engineering, professional services, simulation and training to meet the needs of customers around the world. NICE inContact is a Key Alliance Partner with GDIT.

With the NICE inContact CXone FedRAMP-authorized cloud contact center, federal agencies can securely integrate the CXone platform to take advantage of previously untapped cloud benefits such as agility, cost-effectiveness, and reliability. NICE inContact CXone Authorization to Operate currently includes Omnichannel Routing to connect customer journeys across any channel.

To meet the needs of organizations of all sizes, CXone combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence—all on an Open Cloud Foundation. CXone runs on Amazon Web Services (AWS), utilizing microservices, and is based on an open, cloud native foundation, which provides full elasticity, rapid turn up, and strong reliability. Furthermore, CXone provides hundreds of APIs and enables integrations with dozens of partner solutions as well as customer-specific extensions, creating a broad technology ecosystem that extends its capabilities.

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by Gartner, Ovum, IDC, Frost & Sullivan, DMG, and Ventana. www.niceincontact.com

NICE inContact is part of NICE (Nasdaq: NICE), the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.